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Exhibit 21.1

Subsidiaries of Registrant

Subsidiary Name	Jurisdiction of Formation

TA Franchise Systems LLC	Delaware
TA Leasing LLC	Delaware
TA Operating LLC	Delaware
TA Travel, L.L.C.	Delaware
TCA PSC GP LLC	Delaware
The TravelCenters of America Foundation	Ohio
TravelCenters of America Holding Company LLC	Delaware
TravelCentres Canada, Inc.	Ontario, Canada
TravelCentres Canada Limited Partnership	Ontario, Canada
3073000 Nova Scotia Company	Nova Scotia, Canada
Petro Distributing Inc.	Delaware
Petro Financial Corporation	Delaware
Petro Holdings Financial Corporation	Delaware
Petro Stopping Centers, L.P.	Delaware

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  Exhibit 21.1